SYNERGY PHARMACEUTICALS INC.

420 LEXINGTON AVENUE, SUITE 1609

NEW YORK, NEW YORK  10170

December 3, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Jeffrey P. Riedler, Assistant Director

Nandini Acharya

Bryan Pitko

Re:          Synergy Pharmaceuticals Inc.

Registration Statement on Form S-4

Filed October 25, 2012

File No. 333-184593

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (“Commission”) as set forth in a comment letter dated November 8, 2012 (the “Comment Letter”) relating to the Registration Statement on Form S-4 filed October 25, 2012 (the “Form S-4”) of Synergy Pharmaceuticals Inc. (the “Company”). The answers set forth herein refer to each of the Staff’s comments by number.

Form S-4

General

1.     We note that the tax opinion filed as Exhibit 8.1 states counsel’s opinion that the description of the tax consequences in the registration statement is a “complete and accurate summary” of the material United States federal income tax consequences of the merger.  Please note that counsel is required to opine as to specific material tax consequences, not state its opinion that the description of the tax consequences, as set forth in the prospectus, represent a complete and accurate summary.  Accordingly, please request your counsel revise its tax opinion to affirmatively state that the disclosure in the tax consequences section of the prospectus constitutes counsel’s tax opinion.  Please also revise the disclosure in your prospectus relating to material tax consequences on page 82 to state clearly that the description of tax consequences in the prospectus constitutes the opinion of named counsel.  Please refer to Staff Legal Bulletin No. 19, available on our website at http://www.sec.gov/interps/legal/cfslb19.htm.

Response

The Company acknowledges the Staff’s comment and hereby advises the Staff that it has filed a revised tax opinion as Exhibit 8.1 to the Form S-4 and has revised the disclosure on page 82 of the Form S-4 in accordance with the Staff’s comment.

We hereby acknowledge the following:

•      should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•      the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

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If you have any further comments and/or questions, please contact the undersigned at (212) 297-0020 or Jeffrey J. Fessler, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very truly yours,

/s/ Gary S. Jacob

Gary S. Jacob

cc:           Jeffrey J. Fessler, Sichenzia Ross Friedman Ference LLP

Stephen A. Cohen, Sichenzia Ross Friedman Ference LLP